Management Discussion & Analysis
for the Year Ended June 30, 2005	October 17, 2005

Management’s Discussion and Anaylsis (MD&A) is intended to help the reader understand the White Knight Resources Ltd. (the “Company” or “White Knight”) financial statements. The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the years ended June 30, 2005 and 2004. The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure the information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company’s website at www.whiteknightres.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

White Knight is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company may seek a third party to further explore the project or develop it on its own behalf. The Company’s operations have been based in Nevada since 1993.

White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater here than in any other geographic region in the world. Industry experience has repeatedly shown that new large and profitable gold deposits are most likely to be discovered in areas where large gold deposits are known to exist. This exploration philosophy has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

Some of the world’s lowest cost and most profitable gold mines are located within the gold trends of north central Nevada. For example, the Pipeline open pit mine will produce a projected one million ounces of gold in 2005 at average cash production costs of US$181/ounce.

The majority of Nevada’s gold production comes from sediment-hosted deposits located in north central Nevada. These deposits consist of very fine-grained gold disseminated through a silty limestone rock. These deposits known as Carlin-type deposits occur in clusters and are aligned along lengthy zones known as trends: Carlin, Getchell, Independence, Cortez and Austin-Lovelock.

It is becoming increasingly clear that these gold trends are, in fact, goldfields in much the same way as oil occurs in oil fields. As a consequence of this style of gold deposition, it is apparent that with increased drill hole density within these trends, more gold deposits will be discovered. The Carlin Trend is in a mature exploration state with quality land unavailable. As a result, management has dedicated its efforts to developing a better understanding of the geologic controls of the Cortez Trend.

When the price of gold reached a 20-year low, a significant amount of prospective land became available and management believed that a rare opportunity was taking place. Through research, the exploration team at White Knight made what it believed to be a significant breakthrough in the geologic understanding of the Cortez Trend. Acting on this concept, the Company now controls a major portion of the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those potential discoveries. The Company currently owns eighteen properties (over 70,000 acres), sixteen of which are located within the Cortez Trend. These properties are summarized as follows:

The Company’s plan is to aggressively and systematically evaluate what is currently the second largest land holding in the Cortez Trend.

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles
Benmark	Eureka County	Cortez	100%		1,616	2.53
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		1,885	2.95
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		1,191	1.86
Gold Bar Horst	Eureka County	Cortez	100%		3,707	5.79
Gold Pick	Eureka County	Cortez	100%		598	0.93
Hunter	Eureka County	Cortez	100%		1,115	1.74
Ian	Eureka County	Cortez	100%		1,100	1.72
Indian Ranch	Eureka County	Cortez	75%	60%*	10,008	15.64
Knolls	Humboldt County	Cortez	100%		3,637	5.68
McClusky Pass	Eureka County	Cortez	100%		5,174	8.09
New Pass	Churchill County	Austin-Lovelock	100%	50%	2,231	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Slaven Canyon	Lander County	Cortez	100%		6,587	10.29
South Cabin Creek	Eureka County	Cortez	100%		1,735	2.71
Squaw Creek	Elko County	Carlin	100%	50%	3,039	4.75
Tonkin Summit	Eureka County	Cortez	100%		3,826	5.98
Miscellaneous	Eureka County	Cortez	100%		1,756	2.74
Total					71,676	112.01

*60% of 75%

The past year was a period in which the Company’s profile has risen, largely due to industry and media attention focused on gold discoveries in north-central Nevada. That momentum, coupled with the announcement that Rob McEwen, former Chairman of Goldcorp, purchased a personal 17% stake in the Company, elevated White Knight’s visibility. An increasing number of commentators are suggesting that with the recent recovery in exploration, the next chapter in the “Story of the Great Nevada Gold Rush” is being written. This resurgence is being further fuelled by a steady year over year advance in the gold price which has averaged US$435 for the year to date versus US$401 for the previous year. Given the magnitude of the recent discoveries at Cortez Hills-Pediment and their implications for extensions to the Cortez Goldfield, it is likely that much attention will be focused on future developments along the Cortez Trend.

The pace of drilling activity on the Cortez Trend by numerous operators is a reflection of the consensus that this structural zone is highly prospective. White Knight owns its extensive land holdings on the Cortez Trend by virtue of the fact that its geologic team recognized the Cortez Corridor as a mappable structural domain and linkage for the Cortez Goldfield before the discovery of the Cortez Hills deposit.

With working capital of approximately $16,000,000, management is optimistic that the Company has the land, the people and the financial resources at the right time to make White Knight one of Nevada’s next successful companies.

MINERAL PROJECT REVIEW

This review of selected properties has been prepared by John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Celt Property

The Celt property comprises 608 unpatented claims (12,569 acres) located along the western edge of the Roberts Mountains, immediately northeast of the Gold Bar Mine in Eureka County, Nevada. In October 2004, Teck Cominco American Incorporated (“Teck Cominco”) elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Property Acquisition Agreement on the Company’s Fye Canyon property, on the same terms as the Fye property (see Fye section).

During the 2005 field season, Teck Cominco executed gravity and Induced Polarization surveys that defined a 7 kilometre long zone interpreted as the faulted western edge of a Lower-plate horst block. Outcrops of dolomitized limestone along the zone are confirmation of shallowly buried Lower-plate lithologies. Teck Cominco collected twenty-six rock chip samples of which ranged from no gold detected to 6.17 grams/tonne gold. The five highest values returned 6.17 grams/tonne, 5.02 grams/tonne, 2.28 grams/tonne, 0.82 grams/tonne and 0.26 grams/tonne. Drilling commenced on the property in early September. This program is anticipated to comprise 3,000 metres and requires approximately 8 weeks to complete.

Cottonwood Property

The Cottonwood property consists of 98 unpatented claims (1,885 acres) situated within the Roberts Mountains District, 5 miles northeast of the former producing Gold Bar Mine and contiguous with the former producing Gold Canyon Mine which lies 1,500 feet east of the property boundary. The Cottonwood property covers a major north-northwest trending window-bounding fault where it is linked to a broad west-northwest trending anticline which has numerous gold occurences located in its hinge zone in Lower-plate lithologies. Additionally, extensive auriferous jasperoid is developed along the window bounding (Wall) fault. The Cottonwood property contains the Pot Canyon deposit, the French Trail and South French Trail mineralized zones, and the Wall prospect. The Company has executed comprehensive mapping and sampling along the Wall Fault with plans for a substantial drill program in October-November 2005 to evaluate these targets.

Fye Canyon Property

The Fye Canyon property is comprised of 345 unpatented lode claims (6,320 acres) situated 11 miles south-southeast of the recently discovered Cortez Hills gold deposit. The core of the property is held under the terms of a lease agreement with a private individual. In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby Teck Cominco was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. Teck Cominco has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon Teck Cominco vesting its 51% interest, Teck Cominco and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, Teck Cominco will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon Teck Cominco earning its additional interest and the approval of a production plan, the Company will have the option to request that Teck Cominco arrange financing for the Company’s share of the capital costs required to develop the Fye property. If the Company exercises this option Teck Cominco shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election Teck Cominco shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

As part of the 2005 program, Teck Cominco executed detailed gravity and Induced Polarization surveys which indicated three priority areas as drill targets.

Gold Bar Horst Property

The Gold Bar Horst property comprises 183 unpatented claims (3,707 acres) in two blocks contiguous with the residual property package covering the former producing Gold Bar Mine now owned by American Bonanza Gold Corp. The claims are located on the southwest flank of the Roberts Mountains, 30 miles northwest of Eureka, Nevada. White Knight’s land is staked over the north and south projections of a Lower-plate carbonate window which hosts Atlas Precious Metals’ past producing Gold Bar deposit (4.36 million tons grading 0.086 opt gold). A thick section of jasperoid with up to 150ppb gold was intersected in a previous drill program 2,000 feet northeast of Millsite on the Gold Bar Horst claims and the Millsite Deposit (1.6 million tons at 0.091 opt gold). American Bonanza is currently drilling a reported 8 to 10 RC holes at Millsite. Additionally, Bravo Ventures and Placer Dome U.S. Inc. are exploring the South Lone Mountain property immediately south of White Knight’s claims where they have reported 50 feet of 0.072 opt gold in gravels overlying Roberts Mountains Formation. This mineralization was intersected by a deep rotary oil drill hole.

Gold Pick Property

The Company’s 100% owned Gold Pick property is located in the Gold Bar Mine District, 50 kilometres northwest of Eureka. The property comprises 6 patented claims and 29 unpatented claims which cover two drill-defined gold deposits; Gold Pick and Gold Ridge North. The Gold Pick claims are centered on the former Gold Pick open-pit mine from which Atlas Precious Metals produced 48,000 ounces of gold between 1991 and 1994. Gold Pick hosts an historic “measured minerals resource” calculated in 1995 by Mine Development Associates Inc. (“MDA”) of Reno, Nevada, defining a remaining minable reserve at the time estimated at 1,792,950 tons grading 0.077 oz/ton (138,000 ounces gold) using a price of US$321/oz gold. Cut-offs applied to oxide, carbonaceous and refractory mineralization were 0.020 oz/ton gold, 0.025 oz/ton gold, and 0.05 oz/ton gold, respectively. This deposit remains open along strike to both the east and west. These reserves are contained within a larger resource estimated to exceed 284,000 ounces of gold (4,997,833 tons at a grade of 0.057 oz/ton in the measured mineral resource categories). The Company has engaged MDA to complete an updated resource analysis which will establish if mineral resources/reserves exist using current definitions under National Instrument 43-101, and if those resources/reserves could be profitably extracted and trucked to a milling facility. Although the Company believes the sources of the historic data to be reliable, the Company is not treating these as National Instrument 43-101 defined resources or reserves. A six-hole reverse circulation drill program has been recently completed by the Company.

Indian Ranch Property

The Indian Ranch property lies 15 miles southeast of the Cortez window where 9.0 million ounces of gold has been found at Cortez Hills–Pediment by Placer Dome/Rio Tinto. The property comprises a single block of 544 unpatented claims located directly on the Cortez Trend. Ownership of the property is 75% White Knight, 25% Chapleau Resources Ltd. Currently the property is being explored under an option-joint venture agreement with Placer Dome U.S. Inc. (“PDUS”) whereby PDUS can earn a 60% interest for incurring US$2.0 million in work expenditures over a four-year period. Upon vesting, PDUS can elect to earn an additional 15% interest by financing a feasibility study. Terms of the agreement also require PDUS to execute a minimum 5,000 feet of drilling per year. That program is currently underway with results expected by mid-November. Additional priority drill targets are under the permitting process. Gold mineralization at Indian Ranch occurs in both Upper-plate and Lower-plate lithologies. Selected drill intercepts are as follows:

Indian Ranch Property Drill Results
Drill Hole	Interval in Feet	Gold Content (oz/ton)	Gold Content (ft-oz)
96-04	10	0.220	2.2
96-10	80	0.012	1.0
97-03	435	0.017	7.4
97-09	600	0.017	10.2
97-14	205	0.012	2.5
97-16	520	0.015	7.8
97-17	155	0.016	2.5
98-01	660	0.012	7.9
98-02	25	0.047	1.2
98-08	165	0.010	1.6

McClusky Pass Property

The McClusky Pass property totals 243 unpatented claims within the southern Cortez Trend and centered eight miles northwest of the former producing Gold Bar Mine. The claims were staked to cover the projected intersection of the north-northwest trending Cortez Fault Corridor and a northeast trending structural zone. Geophysical surveys executed by the Company imply the existence of two horst blocks linked to northeast cross structures. A two to three hole Reverse Circulation drill program totalling 3,000 feet commenced in late September, 2005.

New Pass Property

The Company’s 100% owned New Pass property is located 27 miles west of Austin, Nevada. Unpatented lode claims totaling 2,231 acres form the current land package. Gold mineralization on the property is hosted in silty and carbonaceous limestones of the Augusta Mountain Formation. Previous work by former operator, Westmont Gold Inc., included substantial drilling indicating a large footprint of gold mineralization. In September 2004, the Company granted Consolidated Odyssey Exploration Inc. an option to earn an initial 50% interest in the property; such rights were subsequently transferred to Bonaventure Enterprises Inc. Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totaling US$500,000 over a 4-year period. Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Bonaventure has recently received initial assay results for 12 drill holes of a planned 27 drill hole program. The total footage drilled in the first 12 holes was 1,183 metres (3,845 feet). Selected drill results announced by Bonaventure are as follows:

New Pass Property October 2005 Drill Results
Drill Hole	From (metres)	To (metres)	Intercept* (metres)	Intercept* (feet)	Au (g/t)	Au (opt)
NP-503	33.84	53.84	20.0	65	1.00	0.031
NP-508	46.15	55.00	9.2	30	0.83	0.025
and	86.00	90.60	4.6	15	1.53	0.046
NP-508	55.40	70.80	15.4	50	1.30	0.039
NP502	21.50	41.50	20.0	65	0.50	0.015

*true widths are unknown

Note: In 1989, Westmont Gold estimated an historic indicated resource of 3,371,000 tons grading an average of 0.042 oz/ton using a 0.02 oz/ton cut-off (142,000 ounces of gold). This historical resource estimate was completed prior to implementation of NI 43-101 and has not been re-defined to conform to CIM approved standards as defined by NI 43-101. This resource estimate has been obtained from sources believed to be reliable and is relevant. The Company is not treating this historical estimate as a NI 43-101 defined resource or reserve verified by a Qualified Person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

Slaven Canyon Property

The Slaven Canyon property consists of 6,587 acres located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. The property comprises 5,174 acres of unpatented land (258 claims) and 1,413 acres of leased land. The Company has recently completed 24 shallow Reverse Circulation drill holes and one deep “stratigraphic” diamond core hole to a depth of 789 metres (2,589 feet). Assay results and geologic analysis of the core hole are pending. Significant gold intercepts from the Reverse Circulation holes are shown in the following table.

Slaven Canyon 2005 Drill Results
Drill Hole	From (metres)	To (metres)	Intercept* (metres)	Intercept* (feet)	Au (g/t)	Au (opt)
SL-5	94.5	102.1	7.6	25	2.10	0.070
incl.	96.0	97.5	1.5	5	5.21	0.170
SL-6	42.7	45.7	3.0	10	1.24	0.040
SL-10	50.3	54.9	4.6	15	1.13	0.036
SL-12	128.0	132.6	4.6	15	0.53	0.017
SL-13	121.9	129.5	7.6	25	0.68	0.022
incl.	125.0	126.5	1.5	5	1.07	0.034
SL-13	135.6	147.8	12.2	40	0.55	0.019
incl.	137.2	138.7	1.5	5	1.34	0.043
SL-14	86.9	97.5 (end of hole)	10.6	35	1.00	0.032
Sl-17	97.5	103.6	6.1	20	0.71	0.023

* True widths are unknown

Also of interest are the assay values returned from a new drill road cut where continuous rock chip samples assayed 52 metres (170 feet) at 1.06 grams/tonne (0.034 opt) gold which included 7.6 metres (25 feet) at 3.8 grams/tonne (0.122 opt) gold. Because of the pervasive nature of the shallow gold mineralization and the possibility for Lower-plate limestones at depth, additional deep drill holes are warranted. Drilling is currently underway on the property, including an additional core hole.

Squaw Creek Property

The Company’s 100% owned Squaw Creek property is located 42 miles north due north of Battle Mountain, Nevada on the northern end of the Carlin Trend. Squaw Creek consists of 151 unpatented mining claims staked by the Company. In September 2004, the Company granted Consolidated Odyssesy Exploration Inc. an option to earn an initial 50% interest in the property; such rights were subsequently transferred to Bonaventure Enterprises Inc. Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make payments of US$500,000 over a 4-year period. Upon vesting its 50% interest, Bonaventure may elect to earn an additional 10% interest by completing a feasibility study.

Strongly anomalous gold mineralization occurs within silicified and brecciated zones often more than 100 feet thick in Upper-plate lithologies and overlying Miocene age volcanics. Carlin-style mineralization is also hosted with silty dolomitic sediments which may be part of the Rodeo Creek Formation. Significant drill intercepts from previous drill results include:

Drill Hole	Length (feet)	Gold (oz/ton)
SC 99-7	5	0.120
SC 99-10	135	0.024
SC 99-11	90	0.021

During the 2005 field season, Bonaventure completed controlled source audio magnetotelluric surveys and plans 5,000 feet of drilling.

OPERATIONS AND FINANCIAL CONDITION

The following is a summary of certain selected financial information that is qualified by the more detailed information appearing in the financial statements of the Company.

The Company's fiscal period ends on June 30 of each year. The following is a summary of certain selected audited consolidated financial information for the Company's for each of the last two most recently completed fiscal years:

Audited
(Fiscal Year ended June 30)

All in $1,000's except
Loss per Share and # of Shares	2005	2004
Working capital	$ 11,216	$ 9,805
Expl. & dev. expenses	195	242
Gen. & admin. expenses	868	1,422
Net loss	1,063	1,664
Loss per share	0.02	0.04
Loss per share (fully diluted)	0.02	0.04
Total assets	15,697	12,720
Deferred expl. & dev.	3,965	2,487
Other assets	11,732	10,233
Total liabilities	180	130
Share capital:(1)(2)	26,845	22,905
Number of Shares:(1)(2)	54,089,386	50,029,386
Retained deficit	12,574	11,510

(1)	The Company has only one kind and class of shares issued and outstanding, being common shares.
(2)	No dividends were paid during the years reported above.

The following is a summary of certain selected unaudited financial information for the most recent eight fiscal quarters comprising the Company’s preceding two fiscal years:

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2005)

All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$ 10,056	$ 11,867	$ 11,545	$ 11,216
Loss	204	345	284	230
Loss per share	0.004	0.007	0.005	0.004
Loss per share (fully diluted)	0.004	0.007	0.005	0.004

Total assets	13,878	15,974	15,716	15,697
Total liabilities	57	128	85	180

Retained deficit	11,715	12,059	12,344	12,574

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2004)

All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$ (45)	$ 2,184	$ 8,275	$ 9,805
Loss	151	167	200	1,146
Loss per share	0.005	0.004	0.004	0.022
Loss per share (fully diluted)	0.005	0.004	0.004	0.022

Total assets	2,199	4,408	10,732	12,720
Total liabilities	360	79	73	130

Retained deficit	9,997	10,164	10,364	11,510

Results of Operations

Fiscal Years ended June 30 2005 and June 30 2004

A loss of $1,063,474 or $0.02 per share in 2005 was the result of interest on short-term investments of $261,600, a loss on foreign exchange of $60,377, a partial recovery of $31,404 of the unrealized loss on temporary investments reported in 2004, a loss on disposal of equipment of $757, a stock based compensation charge of $148,543 and costs of $952,203 before write-offs.

In 2004, a loss of $1,664,257 or $0.04 per share resulted from short-term investment interest of $97,920, a loss on foreign exchange of $9,299, an unrealized loss on temporary investments of $42,999, a stock based compensation charge of $840,005 and costs of $628,325 before write-offs.

During the 2005 fiscal year, $194,598 of preliminary exploration costs were written-off compared to $241,549 in 2004. The increase in administrative costs from $628,325 at June 30, 2004 to $952,203 at June 30, 2005 was a result of an increase in consulting fees, audit fees, investor relations and shareholder information costs, management fees, rent, amortization, office costs, telephone and travel expenses, reflecting the costs associated with the Company’s new Reno office as well as the general increase in exploration activities in Nevada.

Capital Resources

The Company’s authorized capital consists of 100,000,000 common shares without par value. At June 30, 2005 the Company had 54,089,386 issued and outstanding common shares (June 30, 2004 – 50,029,386). At October 15, 2005 the Company had 59,149,972 issued and outstanding shares.

The Company adopted a formal written stock option plan (“Stock Option Plan”) dated November 4, 2002 which was subsequently amended and approved as amended by the Shareholders of the Company on December 12, 2003. Under this plan, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods. The options can be granted for a maximum term of 5 years. The Amended Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on February 13, 2004.

During the year ended June 30, 2005, 230,000 stock options were exercised, 200,000 stock options were cancelled, and a total of 150,000 stock options were granted. As at June 30, 2005 the Company had 3,385,000 stock options outstanding at exercise prices ranging from $0.10 per share to $0.85 per share with expiry dates ranging from May 14, 2006 to April 6, 2010. Subsequent to June 30, 2005, 10,000 stock options at an exercise price of $0.67 per share were exercised for total proceeds of $6,700, 60,000 stock options at an exercise price of $0.75 per share were exercised for total proceeds of $45,000 and 50,000 stock options at an exercise price of $0.23 were exercised for total proceeds of $11,500 per share. Subsequent to June 30, 2005, there were no stock options granted. If exercised, the remaining 3,265,000 stock options would increase the Company’s available cash by $1,312,610.

As at June 30, 2005 the Company had the following warrants outstanding: 7,719,998 at $1.25 to July 29, 2005, 588,235 at $1.25 to August 3, 2005, 1,500,000 at $2.50 to December 20, 2005. During the year ended June 30, 2005, 2,290,000 warrants were exercised at a price of $0.60 for cash proceeds of $1,421,304, 100,000 warrants at a price of $0.60 and 1,266,666 warrants at a price of $1.25 expired. Subsequent to June 30, 2005, 4,940,586 warrants at $1.25 were exercised for total proceeds of $6,175,732 and 3,367,647 warrants at $1.25 expired.

Balance Sheets

Total cash and temporary investments at June 30, 2005 were $11,177,902 as compared to $9,846,351 at June 30, 2004. Working capital at June 30, 2005 was $11,216,455 compared to $9,804,733 as at June 30, 2004. A total of $673,373 in mineral property interests and $970,404 in deferred exploration costs were expended and initially capitalized during the year ended June 30, 2005, all in Nevada. For the year ended June 30, 2004, the comparative amounts were $618,415 and $468,250 respectively.

Financings

During the year, the Company completed a private placement of 1,500,000 units at $1.58, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $2.50 for one year.

Related Party Transactions

The Company entered into the following transactions with related parties as follows:

During the year ended June 30, 2005, the Company paid or accrued consulting fees in the amount of $111,223 (2004 - $115,879) and management fees in the amount of $264,000 (2004 - $210,000) to companies controlled by directors. During the year ended June 30, 2005, the Company paid or accrued administrative fees in the amount of $8,815 (2004 - $Nil) to a company controlled by a director of the Company.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company is not contemplating any other transactions which have not already been disclosed. The Company continues to look at other property acquisitions and to seek joint venture partners on its remaining unoptioned properties on a regular basis.

Risks and Uncertainties

The Company’s financial success will be dependent upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

INVESTOR RELATIONS

During the year, the Company appointed Kareen McKinnon as Vice President, Corporate Development. Ms. McKinnon also performs investor relations activities for the Company.

During the year, an agreement with Darrell Wellander, who provided investor relations services for the Company, expired and a consulting agreement with Canoe Ventures Ltd., who provided corporate communication services to the Company, was terminated.

CORPORATE INFORMATION

JOHN M. LEASK, P.Eng	BRIAN D. EDGAR, B.A., Ll.B.
Chairman & President	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

GORDON P. LEASK, P.Eng.	MEGAN M. CAMERON-JONES
Director	Director & Secretary
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice President, Exploration	Vice President, Corporate Development
Reno, Nevada, USA	Vancouver, BC Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Group	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350, 1055 Dunsmuir St.	Davidson & Company
Vancouver, BC, Canada	Chartered Accountants
V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
100,000,000 Common shares	Vancouver, BC, Canada
Issued as at October 15, 2005: 59,149,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V